FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The previously announced one-for-three reverse stock split (the "Reverse Stock Split") of the common shares, par value $0.01 per share, of Diana Containerships Inc. (the "Company") took effect as of September 25, 2017.  The Company's common stock began trading on a split-adjusted basis on The Nasdaq Global Select Market as of the opening of trading on September 25, 2017 under the existing trading symbol "DCIX." The new CUSIP number for the Company's common stock following the Reverse Stock Split is Y2069P143.

Attached to this Report on Form 6-K as Exhibit 3.1 is a copy of the Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on September 22, 2017, to effect the Reverse Stock Split.

Attached to this Report on Form 6-K as Exhibit 4.1 is a copy of the new form of share certificate for the Company's common stock following the Reverse Stock Split.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, the Company's registration statement on Form F-3 (File no. 333-215748), as amended and filed with the SEC with an effective date of March 7, 2017, and the Company's registration statement on Form F-3 (File No. 333-216944), filed with the SEC with an effective date of May 11, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: September 26, 2017	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 3.1

ARTICLES OF AMENDMENT

OF

DIANA CONTAINERSHIPS INC.

Reg. No. 38911

REPUBLIC OF THE MARSHALL ISLANDS

REGISTRAR OF CORPORATIONS

DUPLICATE COPY

The original of this Document was filed in
accordance with Section 5 of the
Business Corporations Act on

NON RESIDENT

September 22, 2017

Deputy Registrar

ARTICLES OF AMENDMENT
TO THE
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
DIANA CONTAINERSHIPS INC.
PURSUANT TO SECTION 90 OF
THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

The undersigned, Ioannis Zafirakis, as the Chief Operating Officer and Secretary of Diana Containerships Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the "Corporation"), for the purpose of amending the Amended and Restated Articles of Incorporation of said Corporation pursuant to Section 90 of the Business Corporations Act, as amended, hereby certifies that:
1.	The name of the Corporation is: Diana Containerships Inc.
2.	The Articles of Incorporation were filed with the Registrar of Corporations on the 7th day of January, 2010.
3.
The Articles of Incorporation were amended and restated in their entirety and filed with the Registrar of Corporations on the 19th day of February, 2010; were further amended and restated in their entirety and filed with the Registrar of Corporations on the 5th day of March, 2010; and were further amended and restated in their entirety and filed with the Registrar of Corporations on the 5th day of April, 2010 (the "Amended and Restated Articles of Incorporation").

4.
The Statement of Designations of rights, preferences and privileges of the Corporation's Series A Participating Preferred Stock was filed with the Registrar of Corporations on the 2nd day of August, 2010.

5.	Articles of Amendment were filed with the Registrar of Corporations on the 8th day of June, 2016.
6.
The Statement of Designations of rights, preferences and privileges of the Corporation's Series B-1 Convertible Preferred Stock was filed with the Registrar of Corporations on the 21st day of March, 2017.

7.
The Statement of Designations of rights, preferences and privileges of the Corporation's Series B-2 Convertible Preferred Stock was filed with the Registrar of Corporations on the 21st day of March, 2017.

8.	The Statement of Designations of rights, preferences and privileges of the Corporation's Series C Preferred Stock was filed with the Registrar of Corporations on the 30th day of May, 2017.
9.	Articles of Amendment were filed with the Registrar of Corporations on the 3rd day of July, 2017.
10.	Articles of Amendment were filed with the Registrar of Corporations on the 26th day of July, 2017.
11.	Articles of Amendment were filed with the Registrar of Corporations on the 23rd day of August, 2017.
12.	Section D of the Amended and Restated Articles of Incorporation is hereby amended by adding the following paragraph to the end of such Section:
"Effective with the commencement of business on September 25, 2017, the Corporation shall effect a one-for-three reverse stock split as to its issued shares of common stock, par value $0.01 per share. No fractional shares shall be issued and, in lieu thereof, holders of the Corporation's common stock shall receive a cash payment.  As a result of the reverse stock split, the number of issued shares of the Corporation's common stock shall decrease from 3,237,096 shares to approximately 1,079,032 shares, which may be further adjusted for the cancellation of fractional shares. The reverse stock split shall not change the number of registered shares of common stock the Corporation is authorized to issue or the par value of the common stock. The stated capital of the Corporation shall be reduced from $32,370.96 to $10,790.32, which may be further adjusted for the cancellation of fractional shares, and the amount of $21,580.64, which may be further adjusted for the cancellation of fractional shares, is allocated to surplus."
13.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.
14.
This amendment to the Amended and Restated Articles of Incorporation was approved by the affirmative vote of a majority of the voting power of all outstanding shares of the Corporation with a right to vote thereon at the Annual Meeting of Shareholders of the Corporation held on June 29, 2017, and by the Corporation's Board of Directors on September 11, 2017.

[REMAINDER OF PAGE LEFT BLANK]

IN WITNESS WHEREOF, the undersigned has executed this Amendment to the Amended and Restated Articles of Incorporation on this 22nd day of September, 2017.

/s/ Ioannis Zafirakis
Name: Ioannis Zafirakis
Title: Chief Operating Officer and Secretary

Exhibit 4.1

ZQ|CERT#|COY|CLS|RGSTRY|ACCT#|TRANSTYPE|RUN#|TRANS#

DIANA CONTAINERSHIPS INC.

PO BOX 43004, Providence, RI 02940-3004

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4

CUSIP	XXXXXX XX X
Holder ID	XXXXXXXXXX
Insurance Value	1,000,000.00
Number of Shares	123456
DTC	12345678 123456789012345

Certificate Numbers	Num/No.	Denom.	Total
1234567890/1234567890	1	1	1
1234567890/1234567890	2	2	2
1234567890/1234567890	3	3	3
1234567890/1234567890	4	4	4
1234567890/1234567890	5	5	5
1234567890/1234567890	6	6	6
Total Transaction			7

COMMON STOCK

PAR VALUE $0.01

COMMON STOCK

Certificate Number
ZQ00000000

Shares
000000***************

DIANA CONTAINERSHIPS INC.

DIANA CONTAINERSHIPS INC.

INCORPORATED UNDER THE LAWS OF THE REPUBLIC OF MARSHALL ISLANDS

SEE REVERSE FOR CERTAIN DEFINITIONS

CUSIP Y2069P 14 3

THIS CERTIFIES THAT MR. SAMPLE & MRS. SAMPLE & MR. SAMPLE & MRS. SAMPLE

is the owner of ***ZERO HUNDRED THOUSAND ZERO HUNDRED AND ZERO***

THIS CERTIFICATE IS TRANSFERABLE IN CITIES DESIGNATED BY THE TRANSFER AGENT, AVAILABLE ONLINE AT www.computershare.com

FULLY-PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK OF

Diana Containerships Inc. (hereinafter called the "Company"), transferable on the books of the Company in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. This Certificate and the shares represented hereby, are issued and shall be held subject to all of the provisions of the Articles of Incorporation, as amended, and the By-Laws, as amended, of the Company (copies of which are on file with the Company and with the Transfer Agent), to all of which each holder, by acceptance hereof, assents. This Certificate is not valid unless countersigned and registered by the Transfer Agent and Registrar.

Witness the facsimile seal of the Company and the facsimile signatures of its duly authorized officers.

Director and President

Director, Chief Operating Officer and Secretary

DIANA CONTAINERSHIPS INC. SEAL 2010 REPUBLIC OF THE MARSHALL ISLANDS

DATED DD-MMM-YYYY

COUNTERSIGNED AND REGISTERED:
COMPUTERSHARE TRUST COMPANY, N.A.
TRANSFER AGENT AND REGISTRAR,

By ______________________
AUTHORIZED SIGNATURE

SECURITY INSTRUCTIONS ON REVERSE

1234567

DIANA CONTAINERSHIPS INC.

THIS CERTIFICATE ALSO EVIDENCES AND ENTITLES THE HOLDER HEREOF TO CERTAIN RIGHTS AS SET FORTH IN AN AMENDED AND RESTATED STOCKHOLDERS RIGHTS AGREEMENT BETWEEN DIANA CONTAINERSHIPS INC. AND COMPUTERSHARE INC. (AS SUCCESSOR-IN-INTEREST TO MELLON INVESTOR SERVICES LLC) (OR ANY SUCCESSOR RIGHTS AGENT), AS THE RIGHTS AGENT, DATED AS OF AUGUST 29, 2016, AS THE SAME MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME (THE "RIGHTS AGREEMENT"), THE TERMS OF WHICH ARE HEREBY INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF DIANA CONTAINERSHIPS INC. UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, SUCH RIGHTS WILL BE EVIDENCED BY SEPARATE CERTIFICATES AND WILL NO LONGER BE EVIDENCED BY THIS CERTIFICATE. DIANA CONTAINERSHIPS INC. WILL MAIL TO THE HOLDER OF THIS CERTIFICATE A COPY OF THE RIGHTS AGREEMENT WITHOUT CHARGE AFTER RECEIPT OF A WRITTEN REQUEST THEREFOR. UNDER CERTAIN CIRCUMSTANCES SET FORTH IN THE RIGHTS AGREEMENT, RIGHTS ISSUED TO, OR HELD BY, ANY PERSON WHO IS, WAS OR BECOMES AN ACQUIRING PERSON OR ANY AFFILIATE OR ASSOCIATE THEREOF (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT), WHETHER CURRENTLY HELD BY OR ON BEHALF OF SUCH PERSON OR BY ANY SUBSEQUENT HOLDER, MAY BECOME NULL AND VOID.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	- as tenants in common	UNIF GIFT MIN ACT	- .... Custodian .... (Cust) (Minor)
TEN ENT	- as tenants by the entireties		under Uniform Gifts to Minors Act .... (State)
JT TEN	- as joint tenants with right of survivorship and not as tenants in common	UNIF TRF MIN ACT	- .... Custodian (until age ....) (Cust)
			.... under Uniform Transfers to Minors Act .... (Minor) (State)

Additional abbreviations may also be used though not in the above list.

For value received, ____________________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING POSTAL ZIP CODE, OF ASSIGNEE)

____

____

____ Shares

of the common stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ Attorney

to transfer the said stock on the books of the within-named Company with full power of substitution in the premises.

Dated: ____________________ 20______

Signature: ______________________________

Signature: ______________________________

Notice: The signature to this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatever.

Signature(s) Guaranteed: Medallion Guarantee Stamp

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (Banks, Stockbrokers, Savings and Loan Associations and Credit Unions) WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15.

KEEP THIS CERTIFICATE IN A SAFE PLACE. IF IT IS LOST, STOLEN, OR DESTROYED THE COMPANY WILL REQUIRE A BOND OF INDEMNITY AS A CONDITION TO THE ISSUANCE OF A REPLACEMENT CERTIFICATE.

SECURITY INSTRUCTIONS

THIS IS WATERMARKED PAPER. DO NOT ACCEPT WITHOUT NOTING WATERMARK. HOLD TO LIGHT TO VERIFY WATERMARK.

The IRS requires that the named transfer agent ("we") report the cost basis of certain shares or units acquired after January 1, 2011. If your shares or units are covered by the legislation, and you requested to sell or transfer the shares or units using a specific cost basis calculation method, then we have processed as you requested. If you did not specify a cost basis calculation method, then we have defaulted to the first in, first out (FIFO) method. Please consult your tax advisor if you need additional information about cost basis.

If you do not keep in contact with the issuer or do not have any activity in your account for the time period specified by state law, your property may become subject to state unclaimed property laws and transferred to the appropriate state.

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